SO 3/16/04

04002863

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED MAR 01 2004 WASH. D.C. 153 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8- 52978

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegiance Capital, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

236 Gannett Drive, Suite 2
(No. and Street)

South Portland (City) Maine (State) 04106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Neal P. Richard 207-879-2487
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Dana
(Name – *if individual, state last, first, middle name*)

128 Auburn Street (Address) Portland (City) ME (State) 04103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neal P. Richard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegiance Capital, LLC, as of 12/31/03, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL OPERATIONS PRINCIPAL / PARTNER
Title

Notary Public

SUSAN GIGNAC
NOTARY PUBLIC, MAINE
COMMISSION EXPIRES NOVEMBER 9, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Allegiance Capital, LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2003 and 2002

CONTENTS

CLARK, FRIEL and NICHOLSON, P.A. CERTIFIED PUBLIC ACCOUNTANTS

128 Auburn Street
Portland, Maine 04103
(207) 797-2746
FAX: (207) 797-2796

Dana C. Clark, CPA, MST
Suzanne Friel, CPA, MST
Bryant F. Nicholson, CPA
M. Patrick Joyce, CPA

Independent Auditors' Report

Allegiance Capital, LLC
236 Gannett Drive
South Portland, ME 04106

We have audited the accompanying statements of financial condition of Allegiance Capital, LLC (a limited liability company) as of December 31, 2003 and 2002, and the related statements of income, changes in members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegiance Capital, LLC at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Friel and Nicholson, P.A.

Clark, Friel and Nicholson, P.A.
February 21, 2004

Allegiance Capital, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash and cash equivalents	$ 33,634	$ 43,166
Accounts receivable	40,880	4,106
Prepaid expenses	1,998	2,371
Due from affiliates	30,643	33,710
Total current assets	107,155	83,353
PROPERTY AND EQUIPMENT		
Furniture (net of accumulated depreciation of $1,350 in 2003 and 2002)	-	-
OTHER ASSETS		
Cash and cash equivalents - restricted	25,000	25,000
Start-up costs (net of accumulated amortization of $2,683 in 2003 and $1,644 in 2002)	2,509	3,548
Total other assets	27,509	28,548
	$134,664	$111,901

LIABILITIES AND MEMBERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
Accounts payable	$ 5,258	$ 1,062
Due to affiliate	4,216	-
Total current liabilities	9,474	1,062
MEMBERS' EQUITY	125,190	110,839
	$134,664	$111,901

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENTS OF INCOME
Years Ended December 31, 2003 and 2002

	2003	2002
REVENUES		
Commissions and consulting	$208,801	$352,070
Interest income	983	1,887
Total revenues	209,784	353,957
OPERATING EXPENSES		
Brokerage, exchange and clearance fees	53,116	70,801
Salary	-	3,167
Payroll taxes	-	325
Advertising	335	-
Conference and meetings	430	260
Filing fees	2,149	3,315
Insurance	663	2,517
Interest expense	331	203
Licenses and permits	-	289
Professional development	283	1,234
Professional fees	26,975	19,848
Rent	8,065	11,312
Equipment rental	581	1,745
Management fees	77,691	202,409
Travel and entertainment	6,601	4,764
Utilities	1,325	1,601
Telephone	5,447	6,461
Depreciation and amortization	1,039	1,916
Office expenses	7,799	10,562
Repairs and maintenance	342	1,516
Taxes - other	1,488	2,138
Miscellaneous	773	1,898
Total operating expenses	195,433	348,281
NET INCOME	$ 14,351	$ 5,676

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2003 and 2002

	2003	2002
Balance, beginning of year	$110,839	$105,163
Net income	14,351	5,676
Balance, end of year	$125,190	$110,839

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$14,351	$ 5,676
Adjustments to reconcile net income to net cash used by operating activities		
Depreciation and amortization	1,039	1,916
Increase in accounts receivable	(36,774)	(2,029)
Decrease in prepaid expenses	373	2,318
Increase (decrease) in accounts payable	4,196	(3,698)
(Increase) decrease in due from affiliates	3,067	(33,710)
Increase (decrease) in due to affiliate	4,216	(27,244)
Total adjustments	(23,883)	(62,447)
Net cash used by operating activities	(9,532)	(56,771)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture	-	(878)
DECREASE IN CASH	(9,532)	(57,649)
Cash, beginning	68,166	125,815
Cash, ending	$58,634	$ 68,166
SUPPLEMENTAL DISCLOSURE REGARDING CASH FLOWS		
Interest paid	$ 331	$ 203

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Security and Exchange Commission (SEC) and the National Association of Security Dealers (NASD). The Company is a limited liability company organized in Maine.

Accounts Receivable

Bad debts are charged to operations in the year in which the account is determined uncollectible. If the reserve method of accounting for uncollectible accounts were used, it would not have a material effect on the financial statements.

Depreciation and Amortization

Property and equipment are stated at cost. Additions, renewals and betterments, unless of relatively minor amounts, are capitalized.

Depreciation is computed by using the method used for income tax purposes, which is an accelerated method over a statutory recovery period of seven years. If the straight-line basis using estimated useful lives were used, it would not have a material effect on the financial statements. Depreciation expense for the years ended December 31, 2003 and 2002 was $-0- and $878, respectively.

When property and equipment is sold or retired, the related cost and any accumulated depreciation is removed from the accounts and any gain or loss is included in operations.

Start-up costs are stated at cost. Amortization is computed on a straight-line basis over 60 months. Amortization expense for the years ended December 31, 2003 and 2002 was $1,039 and $1,038, respectively.

Income Taxes

The Company is treated as a partnership for income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Partnership's income whether or not that income is actually distributed.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Actual results could differ from those estimates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days and are not held for sale in the ordinary course of business.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Advertising Costs

Advertising costs are charged to operations when incurred.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1).

RELATED PARTY TRANSACTIONS

The Allegiance Financial Group, Inc., AFX Global Advisors, Inc., and Marlin Enterprises, LLC are related parties to the Company due to common ownership.

During the years ended December 31, 2003 and 2002, the Company paid to Allegiance Financial Group, Inc. a management fee of $77,691 and $202,409, respectively.

The Company and Allegiance Financial Group, Inc. share office space, computer equipment, furniture and other related expenses. Allegiance Financial Group, Inc. pays for all of the expenses and is then reimbursed by the Company for its proportionate share of those expenses. The total expenses reimbursed to Allegiance Financial Group, Inc. during the years ended December 31, 2003 and 2002 were $25,371 and $48,347, respectively.

At December 31, 2003, the Company was owed $28,268 from AFX Global Advisors, Inc. and $2,375 from Marlin Enterprises, LLC. At December 31, 2003, the Company owed $4,216 to Allegiance Financial Group, Inc.

Allegiance Capital, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

NET CAPITAL		
Total members' equity from statement of financial condition		$125,190
Deduct ownership equity not allowable for net capital		-
Total members' equity qualified for net capital		125,190
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total members' equity and subordinated liabilities		125,190
Deductions and/or charges:		
Nonallowable assets		
Accounts receivable	31,581	
Prepaid expenses	1,998	
Furniture (net of accumulated depreciation)	-	
Start-up costs (net of accumulated amortization)	2,509	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities - propriety capital charges	-	
Other deductions and/or charges	-	(36,088)
Net capital before haircuts on securities positions		89,102
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Contractual securities commitments	-	
Subordinated securities borrowings	-	
Trading and investment securities:		
Exempted securities	-	
Debt securities	-	
Options	-	
Other securities	-	
Undue concentration	-	-
Net Capital		$ 89,102
Aggregate Indebtedness		
Total aggregate indebtedness liabilities from statement of financial condition		$ -
Add:		
Drafts for immediate credit	-	
Market value of securities borrowed for which no equivalent value is paid or credited	-	
Other unrecorded amounts	-	-
Total aggregate indebtedness		$ -
Percentage of aggregate indebtedness to net capital		0%

Allegiance Capital, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONT.)
December 31, 2003

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ -
Minimum net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with rule 15c3-1	50,000
Net capital requirement (greater of above minimums)	50,000
Excess net capital (net capital less total aggregate indebtedness)	39,102
Net capital	$ 89,102